Exhibit 99.3
                                                                    ------------


                        Makhteshim-Agan Industries Ltd.

                   Interim Consolidated Financial Statements

                                  (Unaudited)
                              As at March 31, 2006
                               (In U.S. Dollars)

                                               Makhteshim - Agan Industries Ltd.

Financial Statements as at March 31, 2006 (Unaudited)
-------------------------------------------------------------------------------


Contents


                                                                          Page

Auditors' Review Report                                                      1

Consolidated Balance Sheets                                                  3

Consolidated Statements of Income                                            4

Statements of Changes in Shareholders' Equity                                5

Consolidated Statements of Cash Flows                                        7

Notes to the Financial Statements                                            9

[GRAPHIC OMITTED]


       Somekh Chaikin                       Telephone         972 3 684 8000
       KPMG Millennium Tower                Fax               972 3 684 8444
       17 Ha'arba'a Street, PO Box 609      Internet          www.kpmg.co.il
       Tel Aviv 61006 Israel




The Board of Directors
Makhteshim - Agan Industries Ltd.
---------------------------------

Dear Sirs,

Review of the unaudited interim consolidated financial statements as at March 31, 2006

At your request, we have reviewed the interim consolidated balance sheet of Makhteshim - Agan Industries Ltd. and its subsidiaries as at March 31, 2006, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three-month period then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of shareholders' meetings and of meetings of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain subsidiaries, whose assets constitute 6.9% of the total consolidated assets as at March 31, 2006 and whose revenues constitute 8.7% of the total consolidated revenues for the three-month period then ended.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, which included reading the review reports of other auditors as stated above, nothing came to our attention that would indicate the necessity of making material modifications to the interim consolidated financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles and in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.


Somekh Chaikin
Certified Public Accountants (Isr.)

May 10, 2006




         Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.


Consolidated Balance Sheets
----------------------------------------------------------------------------------------------------------------------------
                                                                                As at              As at              As at
                                                                             March 31           March 31        December 31
                                                                                 2006               2005               2005
                                                                       --------------   ----------------   ----------------
                                                                          (Unaudited)        (Unaudited)          (Audited)
                                                                       --------------   ----------------   ----------------
                                                                       US $ thousands     US $ thousands     US $ thousands
                                                                       --------------   ----------------   ----------------
Current assets
Cash and cash equivalents                                                      72,827             56,450             71,293
Short-term investments                                                          1,170              1,213              1,269
Trade receivables                                                             518,324            487,770            383,246
Other receivables                                                             101,238             74,193             86,414
Inventories                                                                   572,082            480,586            566,416
                                                                       --------------   ----------------   ----------------

                                                                            1,265,641          1,100,212          1,108,638
                                                                       --------------   ----------------   ----------------

Long-term investments, loans and receivables                                   28,135             19,933             22,684
                                                                       --------------   ----------------   ----------------

Fixed assets
Cost                                                                          898,435            840,096            884,480
Less - accumulated depreciation                                               429,498            397,033            421,114
                                                                       --------------   ----------------   ----------------

                                                                              468,937            443,063            463,366
                                                                       --------------   ----------------   ----------------

Other assets and deferred expenses
Cost                                                                          824,763            771,460          * 814,043
Less - accumulated amortization                                               289,488            236,671            277,462
                                                                       --------------   ----------------   ----------------
                                                                              535,275            534,789            536,581
                                                                       --------------   ----------------   ----------------

                                                                       --------------   ----------------   ----------------

                                                                            2,297,988          2,097,997          2,131,269

                                                                       ==============   ===============    ================


                                                                                           Makhteshim - Agan Industries Ltd.

----------------------------------------------------------------------------------------------------------------------------
                                                                                As at              As at              As at
                                                                              March 31          March 31        December 31
                                                                                 2006               2005               2005
                                                                       --------------   ----------------   ----------------
                                                                          (Unaudited)        (Unaudited)          (Audited)
                                                                       --------------   ----------------   ----------------
                                                                       US $ thousands     US $ thousands     US $ thousands
                                                                       --------------   ----------------   ----------------
Current liabilities
Credit from banks                                                             342,881            186,570            248,038
Trade payables                                                                383,033            348,038            338,598
Other payables                                                                225,533           *223,487           *201,647
Proposed dividend                                                              23,265             12,700             14,058
                                                                       --------------   ----------------   ----------------

                                                                              974,712            770,795           802,341
                                                                       --------------   ----------------   ----------------

Long-term liabilities
Loans from banks                                                               37,831             83,104             35,584
Convertible debentures                                                         27,105           173,991              40,479
Other long-term liabilities                                                         -              7,495              4,314
Deferred taxes, net                                                            63,511             67,600             59,801
Employee severance benefits, net                                               27,787             27,169             28,014
                                                                       --------------   ----------------   ----------------
                                                                              156,234            359,359            168,192

Minority interest                                                              26,545            *23,955            *26,549
                                                                       --------------   ----------------   ----------------

Shareholders' equity                                                        1,140,497           *943,888        * 1,134,187
                                                                       --------------   ----------------   ----------------

                                                                       --------------   ----------------   ----------------

                                                                            2,297,988          2,097,997          2,131,269
                                                                       ==============   ===============    ================

-----------------------------------------   ---------------------------------   -----------------------------------------
              Danny Biran                              Shlomo Yanai                                Eli Assraf
Chairman of the Board of Directors                Chief Executive Officer                   Chief Financial  Officer


Date of approval of the financial statements: May 10, 2006

*Restated - see Note 1B(4).

The accompanying notes are an integral part of the financial statements.


                                                                                        Makhteshim - Agan Industries Ltd.
Consolidated Statements of Income
----------------------------------------------------------------------------------------------------------------------------

                                                                                                                    For the
                                                                          For the three months ended             year ended
                                                                              March 31          March 31        December 31
                                                                     -----------------------------------------------------
                                                                                  2006              2005              2005
                                                                      ----------------   ---------------   ----------------
                                                                           (Unaudited)       (Unaudited)          (Audited)
                                                                     ----------------   ---------------   ----------------
                                                                        US $ thousands    US $ thousands     US $ thousands
                                                                      ----------------   ---------------   ----------------
Revenues                                                                       493,866           516,974          1,740,717
Cost of sales                                                                  315,710           311,893          1,059,715
                                                                      ----------------   ---------------   ----------------

Gross profit                                                                   178,156           205,081            681,002
                                                                      ----------------   ---------------   ----------------

Expenses
Research and development, net                                                    4,656             4,775             20,628
Selling and marketing                                                           74,983            70,797            267,918
General and administrative                                                      14,947           *19,709           * 62,051
                                                                      ----------------   ---------------   ----------------
                                                                                94,586            95,281            350,597
                                                                      ----------------   ---------------   ----------------

Operating income                                                                83,570           109,800            330,405
Financing expenses, net                                                         11,730             5,400             34,573
                                                                      ----------------   ---------------   ----------------

Income before other expenses, net                                               71,840           104,400            295,832
Other expenses, net                                                              7,104            13,416             44,211
                                                                      ----------------   ---------------   ----------------

Income before taxes on income                                                   64,736           *90,984           *251,621
Taxes on income                                                                  6,640            26,060             39,952
                                                                      ----------------   ---------------   ----------------

Income after taxes on income                                                    58,096            64,924            211,669
Minority interest in income of subsidiaries, net                                 (385)           (1,999)            (4,816)
                                                                      ----------------   ---------------   ----------------
Net income from continuing operations                                           57,711           *62,925           *206,853
Cumulative effect as at the beginning of the year of
       change in accounting method                                                   -           (2,025)            (2,025)
                                                                      ----------------   ---------------   ----------------
Net income                                                                      57,711           *60,900           *204,828
                                                                      ================   ===============   ================
Earnings per share
                                                                                  US $              US $               US $
                                                                      ----------------   ---------------   ----------------
Basic earnings per share of NIS 1 par value                                       0.13            **0.15             **0.49
                                                                      ================   ===============   ================
Fully diluted earnings per share of NIS 1 par value                               0.13              0.13               0.44
                                                                      ================   ===============   ================


* Restated - see Note 1B(4).
**Restated - see Note 1B(2).

The accompanying notes are an integral part of the financial statements.

                                                                                  Makhteshim - Agan Industries Ltd.
Statements of Changes in Shareholders' Equity
-------------------------------------------------------------------------------------------------------------------


                                                                                      Receipts from
                                                                         Premium on     issuance of         Capital
                                                     Share capital           shares         options        reserves
                                                     -------------   --------------   -------------   -------------
                                                       (Unaudited)      (Unaudited)     (Unaudited)     (Unaudited)
                                                     -------------   --------------   -------------   -------------
                                                     US$ thousands    US$ thousands   US$ thousands   US$ thousands
                                                     -------------   --------------   -------------   -------------
Three-month period ended March 31, 2006                    120,391          589,261               -         (3,715)
Balance as of December 31, 2005
Adjustments deriving from translation of
financial statements of investee companies                       -                -               -           (436)
Acquisition of treasury stock                                    -                -               -               -
Proposed dividend                                                -                -               -               -
Dividend proposed subsequent to balance sheet date               -                -               -               -
Employee options exercised                                     266            (266)               -               -
Conversion of convertible debentures into shares               658           12,706               -               -
Net income                                                       -                -               -               -
Options that were issued to employees                            -                -               -             141
Tax benefit from options to employees                            -                -               -             421
                                                     -------------   --------------   -------------   -------------
Balance as of March 31, 2006                               121,315          601,701               -         (3,589)
                                                     =============   ==============   =============   =============
Three-month period ended March 31, 2005                    109,258          417,487           3,009         (2,568)
Balance as of December 31, 2004
Adjustments deriving from translation of
financial statements of investee companies                       -                -               -         (1,125)
Realization of Company shares by a subsidiary                    -            2,324               -               -
Proposed dividend                                                -                -               -               -
Dividend proposed subsequent to balance sheet date               -                -               -               -
Employee options exercised                                      86             (86)               -               -
Conversion of convertible debentures into shares               929           13,373               -               -
Options exercised                                              430            4,403           (420)               -
Net income                                                       -                -               -               -
                                                     -------------   --------------   -------------   -------------
Balance as of March 31, 2005                               110,703          437,501           2,589         (3,693)
                                                     =============   ==============   =============   =============

*    Restated - see Note 1B(4).

The accompanying notes are an integral part of the financial statements.

[TABLE CONTINUED]

                                                                                      Makhteshim - Agan Industries Ltd.
Statements of Changes in Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------
                                                          Dividend
                                                          proposed
                                                     subsequent to                         Shares of
                                                     balance sheet         Retained     company held
                                                              date         earnings    by subsidiary             Total
                                                     -------------   --------------   --------------   ---------------
                                                       (Unaudited)      (Unaudited)      (Unaudited)       (Unaudited)
                                                     -------------   --------------   --------------   ---------------
                                                     US$ thousands    US$ thousands    US$ thousands     US$ thousands
                                                     -------------   --------------   --------------   ---------------
Three-month period ended March 31, 2006                     23,500        * 480,119         (75,369)         1,134,187
Balance as of December 31, 2005
Adjustments deriving from translation of
financial statements of investee companies                       -                -                -             (436)
Acquisition of treasury stock                                    -                -         (41,516)          (41,516)
Proposed dividend                                         (23,500)              125                -          (23,375)
Dividend proposed subsequent to balance sheet date          28,508         (28,508)                -                 -
Employee options exercised                                       -                -                -                 -
Conversion of convertible debentures into shares                 -                -                -            13,364
Net income                                                       -           57,711                -            57,711
Options that were issued to employees                            -                -                -               141
Tax benefit from options to employees                            -                -                -               421
                                                     -------------   --------------   --------------   ---------------
Balance as of March 31, 2006                                28,508          509,447        (116,885)         1,140,497
                                                     =============   ==============   ==============   ===============
Three-month period ended March 31, 2005                     12,700         *345,596         (11,232)           874,250
Balance as of December 31, 2004
Adjustments deriving from translation of
financial statements of investee companies                       -                -                -           (1,125)
Realization of Company shares by a subsidiary                    -                -            1,524             3,848
Proposed dividend                                         (12,700)                -                -          (12,700)
Dividend proposed subsequent to balance sheet date          18,300         (18,300)                -                 -
Employee options exercised                                       -                -                -                 -
Conversion of convertible debentures into shares                 -                -                -            14,302
Options exercised                                                -                -                -             4,413
Net income                                                       -          *60,900                             60,900
                                                     -------------   --------------   --------------   ---------------
Balance as of March 31, 2005                                18,300          388,196          (9,708)           943,888
                                                     =============   ==============   ==============   ===============

*    Restated - see Note 1B(4).

The accompanying notes are an integral part of the financial statements.




Statements of Changes in Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------


                                                                                      Receipts from
                                                             Share          Premium     issuance of         Capital
                                                           capital        on shares         options        reserves
                                                     -------------   --------------   -------------   -------------
                                                         (Audited)        (Audited)       (Audited)        (Audited)
                                                     -------------   --------------   -------------   -------------
                                                     US$ thousands    US$ thousands   US$ thousands   US$ thousands
                                                     -------------   --------------   -------------   -------------
Balance as at December 31, 2004                            109,258          417,487           3,009         (2,568)
Employee options exercised                                     416             (416)              -              -
Conversion of convertible debentures into shares             7,807          138,852               -              -
Options exercised                                            2,910           31,014          (3,009)             -
Adjustments deriving from translation of
financial statements of investee companies                       -                -               -         (2,701)
Realization of Company shares held by a subsidiary               -            2,324               -              -
Acquisition of Company shares                                    -                -               -              -
Tax benefit from options to employees                            -                -               -          1,554
Dividend                                                         -                -               -              -
Dividend proposed subsequent to the balance sheet                -                -               -              -
date
Net income                                                       -                -               -              -
                                                     -------------   --------------   -------------   -------------
Balance as at December 31, 2005                            120,391          589,261               -         (3,715)
                                                     =============   ==============   =============   =============

*    Restated - see Note 1B(4).




The accompanying notes are an integral part of the financial statements.


[TABLE CONTINUED]



                                                                                    Makhteshim - Agan Industries Ltd.
Statements of Changes in Shareholders' Equity (cont'd)
----------------------------------------------------------------------------------------------------------------------
                                                          Dividend
                                                          proposed                    Company shares
                                                        subsequent                       held by the
                                                        to balance         Retained      Company and
                                                        sheet date         earnings  by a subsidiary            Total
                                                     -------------   --------------   --------------   ---------------
                                                         (Audited)        (Audited)        (Audited)         (Audited)
                                                     -------------   --------------   --------------   ---------------
                                                     US$ thousands    US$ thousands    US$ thousands     US$ thousands
                                                     -------------   --------------   --------------   ---------------
Balance as at December 31, 2004                             12,700        * 345,596          (11,232)          874,250
Employee options exercised                                       -                -                -                 -
Conversion of convertible debentures into shares                 -                -                -           146,659
Options exercised                                                -                -                -            30,915
Adjustments deriving from translation of
financial statements of investee companies                       -                -                -            (2,701)
Realization of Company shares held by a subsidiary               -                -            1,524             3,848
Acquisition of Company shares                                    -                -          (65,661)          (65,661)
Tax benefit from options to employees                            -                -                -             1,554
Dividend                                                   (12,700)         (46,805)               -           (59,505)
Dividend proposed subsequent to the balance sheet           23,500          (23,500)               -                 -
date
Net income                                                       -         *204,828                -           204,828
                                                     -------------   --------------   --------------   ---------------
Balance as at December 31, 2005                             23,500          480,119         (75,369)         1,134,187
                                                     =============   ==============   ==============   ===============

*    Restated - see Note 1B(4).


The accompanying notes are an integral part of the financial statements.

                                                                                          Makhtesian - Agan Industries Ltd.
Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------------------------------------------
                                                                                                                   For the
                                                                             For the three months ended         year ended
                                                                       -----------------------------------------------------
                                                                            March 31           March 31        December 31
                                                                              2006               2005                 2005
                                                                       -----------------------------------------------------
                                                                          (Unaudited)        (Unaudited)          (Audited)
                                                                       -----------------------------------------------------
                                                                        US$ thousands      US$ thousands      US$ thousands
                                                                       -----------------------------------------------------
Cash flows generated by operating activities
Net income                                                                     57,711           * 60,900           *204,828
Adjustments to reconcile net income to net cash flows
generated by operating activities (see A. below)                              (59,523)          *(48,520)          *(21,670)
                                                                       -----------------------------------------------------
Net cash inflow (outflow) from operating activities                            (1,812)            12,380            183,158
                                                                       -----------------------------------------------------
Cash flows generated by investing activities
Acquisition of fixed assets                                                   (16,352)           (14,286)           (50,415)
Investment in affiliated company                                               (2,100)                 -                  -
Investment grant received                                                           -                  -              1,226
Additions to other assets                                                     (10,100)            (4,541)           (38,270)
Short-term investments, net                                                         -                350                194
Investments in newly consolidated companies (see B. below)                          -                  -            (8,882)
Proceeds from disposal of fixed and other assets                                   89                 69                334
Other long-term investments                                                    (2,908)                 -                  -
Acquisition of minority interest in subsidiaries                                    -               (970)              (970)
                                                                       -----------------------------------------------------
Net cash outflow from investing activities                                    (31,371)           (19,378)           (96,783)
                                                                       -----------------------------------------------------
Cash flows generated by financing activities
Receipt of long-term loans from banks                                               -                  -              3,846
Repayment of long-term loans and liabilities from
banks and others                                                               (4,518)            (9,737)           (85,075)
Proceeds from exercise of options                                                   -              4,413             30,915
Dividend to shareholders                                                      (14,173)           (11,200)           (56,647)
Acquisition of treasury stock                                                 (41,516)                 -            (65,661)
Short-term credit from banks and others, net                                   95,276             39,495            119,457
Dividend to minority shareholders in subsidiaries                                (352)                 -             (2,394)
                                                                       -----------------------------------------------------
Net cash inflow from financing activities                                      34,717             22,971            (55,559)
                                                                       -----------------------------------------------------
Increase in cash and cash equivalents                                           1,534             15,973             30,816
Cash and cash equivalents at beginning of the period                           71,293             40,477             40,477
                                                                       -----------------------------------------------------
Cash and cash equivalents at end of the period                                 72,827             56,450             71,293
                                                                       =====================================================

*Restated - see Note 1B(4).


The accompanying notes are an integral part of the financial statements.

                                                                                          Makhtesian - Agan Industries Ltd.
Consolidated Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                                    For the
                                                                            For the three months ended           year ended
                                                                       -----------------------------------------------------
                                                                            March 31           March 31        December 31
                                                                              2006               2005                 2005
                                                                       -----------------------------------------------------
                                                                           (Unaudited)       (Unaudited)          (Audited)
                                                                       -----------------------------------------------------
                                                                       US $ thousands     US $ thousands    US $ thousands
                                                                       -----------------------------------------------------
  A.      Adjustments to reconcile net income to net
           cash flows generated by operating activities
          Revenues and expenses not affecting cash flows
          Depreciation and amortization                                         20,180            25,908             95,964
          Adjustment of long-term liabilities to banks and others                  609            (1,303)            (1,127)
          Minority interest in income of subsidiaries, net                         385             1,999              4,816
          Increase (decrease) in employee severance benefits, net                 (227)              147              1,533
          Deferred taxes, net                                                   (1,924)           10,930              7,830
          Capital loss on disposal of fixed and other assets, net                  410               364              1,665
          Amortization of discount on convertible debentures                        85               161                497
          Provision for loss with respect to options granted to
           employees of subsidiaries                                                 -               139                 55

          Changes in operating assets and liabilities
          Increase in trade and other receivables                             (144,055)         (111,829)           (17,076)
          Increase in inventories                                               (5,666)          (14,902)           (84,322)
          Increase (decrease) in trade and other payables                       70,680           *39,866           *(31,505)
                                                                       -----------------------------------------------------
                                                                               (59,523)          (48,520)           (21,670)
                                                                       =====================================================
  B.      Investment in newly consolidated companies
          Working capital (excluding cash and cash equivalents)                      -                42             (7,158)
          Fixed assets, net                                                          -               (42)            (2,040)
          Other assets, net                                                          -            (8,027)            (8,027)
          Goodwill created on acquisition                                            -                 -             (5,264)
          Long-term liabilities                                                      -                 9              1,240
          Exercise of Company shares held by a subsidiary                            -             3,848              3,848
          Minority interest                                                          -             4,170              8,519
                                                                       -----------------------------------------------------
                                                                                     -                 -             (8,882)
                                                                       =====================================================
  C.      Non-cash activities
          Acquisition of other assets on supplier credit                           332            11,535             22,448
                                                                       =====================================================
          Acquisition of fixed assets on supplier credit                         2,128             2,047             13,029
                                                                       =====================================================
          Acquisition of consolidated subsidiary in exchange
           for Company shares                                                        -                 -              3,848
                                                                       =====================================================

*Restated - see Note 1B(4).


The accompanying notes are an integral part of the financial statements.

                                               Makhtesian - Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2006 (Unaudited)
--------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies

         A.       General

         1. These interim financial statements have been prepared in accordance with generally accepted accounting principles applicable to the preparation of interim-period financial statements in accordance with Standard No. 14 of the Israel Accounting Standards Board and with Article 4 of the Securities Regulations (Immediate and Periodic Reports), 1970.

         2. The accounting policies applied in the preparation of these financial statements are consistent with those applied in the audited financial statements as at December 31, 2005, except for that stated in Section B., below.

         3. These financial statements have been prepared in an abridged form as at March 31, 2006 and for the three-month period then ended. They should be read in conjunction with the annual financial statements as at December 31, 2005 and for the year then ended, and the accompanying notes thereto.

         B.       First-time application of new accounting standards

         (1) Accounting Standard No. 20 (Amended) "The Accounting Treatment of Goodwill and Intangible Assets when Purchasing an Investee Company"

                  Commencing January 1, 2006, the Company applies Accounting Standard No. 20 (amended) regarding "The Accounting Treatment of Goodwill and Intangible Assets when Purchasing an Investee Company" (hereinafter - "the Standard") of the Israeli Accounting Standards Board. The Standard provides the accounting treatment with respect to goodwill and intangible assets when purchasing a subsidiary and an investee company that is not a subsidiary, including a jointly controlled company.

                  The main changes provided in the Standard compared with the rules that were applied in the past are: allocation of the excess purchase cost of an investment in an investee company to identifiable intangible assets of the acquired company as well; distinguishing between intangible assets having a defined useful life and intangible assets having an undefined useful life; immediate recognition of income in the statement of income on the purchase date of negative goodwill created on the purchase after offset against intangible assets and non-monetary assets of the investee company; discontinuance of the systematic amortization of positive goodwill and intangible assets having an undefined useful life; to examine impairment in value of goodwill at least once a year.

                  The amount of the systematic amortization of positive goodwill in the three-month period ended March 31, 2005 and in the year ended December 31, 2005 is $ 1.8 million and $ 9.9 million, respectively.

                                               Makhtesian - Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2006 (Unaudited)
--------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

         (2)      Accounting Standard No. 21, "Earnings Per Share"

                  Commencing January 1, 2006, the Company applies Accounting Standard No. 21, "Earnings Per Share" (hereinafter - "the Standard") of the Israeli Accounting Standards Board. Pursuant to the Standard, the Company calculates the amounts of the basic earnings per share with respect to income or loss, as well as the amounts of the basic earnings per share relating to earnings or loss from continuing operations, which relate to the reporting entity's ordinary shareholders. The basic earnings per share are calculated by dividing net income or loss allocable to the reporting entity's ordinary shareholders, by the weighted-average number of ordinary shares outstanding during the period. For purposes of calculating the diluted earnings per share, the Company adjusted the income or loss allocable to the reporting entity's ordinary shareholders and the weighted-average number of ordinary shares outstanding, for the impact of all potentially dilutive ordinary shares. The Company's share in the earnings of investee companies was calculated based on its share in the earnings per share of those companies multiplied by the number of shares held by the Company.

                  According to the Standard's transitional rules, the comparative data for prior periods relating to earnings per share was restated. The impact of the first-time application of the Standard amounted to an increase in basic earnings per share of $ 0.02 and $ 0.05 for the three-month period ended March 31, 2005 and for the year ended December 31, 2005, respectively.

         (3) Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation"

                  Commencing January 1, 2006, the Company applies Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation" (hereinafter - "the Standard") of the Israeli Accounting Standards Board. The Standard provides the rules for presentation of financial instruments in the financial statements and details the proper disclosure required in respect thereof. In addition, the Standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity and for classifying the interest, dividends, losses and gains related thereto and the circumstances in which financial assets and financial liabilities are to be offset, and supersedes Opinion No. 53, "The Accounting Treatment of Convertible Liabilities", and Opinion No. 48, "The Accounting Treatment of Options".

                  Pursuant to the Standard, the comparative data will not be restated.

                  The first-time application of the Standard had no material impact on the Company's financial position and its results of operations.

         (4)      Accounting Standard No. 24, "Share Based Payments"

                  Commencing January 1, 2006, the Company applies Accounting Standard No. 24, "Share Based Payments" (hereinafter - "the Standard") of the Israeli Accounting Standards Board. Pursuant to the Standard the Company recognizes share-based payment transactions in the financial statements, including transactions with employees or other parties that are settled with capital instruments, cash or other assets. Share-based payment transactions wherein goods or services are received, are recognized based on their fair value.

                                               Makhtesian - Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2006 (Unaudited)
--------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

         (4)      Accounting Standard No. 24, "Share Based Payments" (cont'd)

                  Regarding transactions settled with capital instruments, the Standard applies to grants made after March 15, 2005 that that did not fully vest by January 1, 2006. In the same manner, the Standard applies to changes in the terms of transactions settled with capital instruments executed after March 15, 2005, even when the grants regarding which the changes were made were prior to this date. In the financial statements for 2006, the comparative data for 2005 are restated, in order to reflect therein the recording of the expense relating to the said grants.

                  As a result of the first-time implementation of the provisions of the Standard, the Company adjusted by means of a restatement of the financial statements for the three-month period ended March 31, 2005 and for the year ended December 31, 2005, in order to retroactively reflect therein the effect of the change in the accounting treatment of share-based payment transactions with employees and directors that are to be settled with capital instruments of the Company and that were granted after March 15, 2005, and which had not yet vested by December 31, 2005, or which were granted prior to that date by regarding which there was a change in the terms of their grant, as well as in respect of options granted to employees and directors settled in cash.

                  Set forth below is the effect of the changes on the financial statements:

                                                                                        As at March 31, 2005
                                                                       -----------------------------------------------------
                                                                         As previously        The change       As presented
                                                                              reported                     in the financial
                                                                                                                 statements
                                                                       ---------------  ----------------  ------------------
                                                                                           Unaudited
                                                                       -----------------------------------------------------
                                                                        US $ thousands    US $ thousands     US $ thousands
                                                                       ---------------  ----------------  ------------------
                  Other payables                                              223,004                483            223,487
                  Minority interest                                            23,970                (15)            23,955
                  Shareholders' equity                                        944,356               (468)           943,888


                                                                                      As at December 31, 2005
                                                                       -----------------------------------------------------
                                                                         As previously        The change       As presented
                                                                              reported                     in the financial
                                                                                                                 statements
                                                                       ---------------  ----------------  ------------------
                                                                                             Audited
                                                                       -----------------------------------------------------
                                                                        US $ thousands    US $ thousands     US $ thousands
                                                                       ---------------  ----------------  ------------------
                  Other assets                                                535,054              1,527            536,581
                  Other payables                                              197,173              4,474            201,647
                  Minority interest                                            28,586             (2,037)            26,549
                  Shareholders' equity                                      1,135,097               (910)         1,134,187


                                               Makhtesian - Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2006 (Unaudited)
--------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

         (4)      Accounting Standard No. 24, "Share Based Payments" (cont'd)

                                                                                      As at January 1, 2005
                                                                       -----------------------------------------------------
                                                                         As previously        The change       As presented
                                                                              reported                     in the financial
                                                                                                                 statements
                                                                       ---------------  ----------------  ------------------
                                                                                             Audited
                                                                       -----------------------------------------------------
                                                                        US $ thousands    US $ thousands     US $ thousands
                                                                       ---------------  ----------------  ------------------

                  Shareholders' equity                                         874,495             (245)            874,250


                                                                                For the three months ended 31, 2005
                                                                       -----------------------------------------------------
                                                                         As previously        The change       As presented
                                                                              reported                     in the financial
                                                                                                                 statements
                                                                       ---------------  ----------------  ------------------
                                                                                           Unaudited
                                                                       -----------------------------------------------------
                                                                        US $ thousands    US $ thousands     US $ thousands
                                                                       ---------------  ----------------  ------------------
                  Administrative and general expenses                          19,486                223             19,709
                  Pre-tax income                                               91,207               (223)            90,984
                  Net income                                                   61,123               (223)            60,900


                                                                               For the year ended December 31, 2005
                                                                       -----------------------------------------------------
                                                                         As previously        The change       As presented
                                                                              reported                     in the financial
                                                                                                                 statements
                                                                       ---------------  ----------------  ------------------
                                                                                             Audited
                                                                       -----------------------------------------------------
                                                                        US $ thousands    US $ thousands     US $ thousands
                                                                       ---------------  ----------------  ------------------
                  Administrative and general expenses                           61,386               665             62,051
                  Pre-tax income                                               252,286              (665)           251,621
                  Net income                                                   205,493              (665)           204,828


         (5)      Accounting Standard No. 25, "Revenues"

                  Commencing from January 1, 2006, the Company applies Accounting Standard No. 25, "Revenues" (hereinafter - "the Standard") of the Israeli Accounting Standards Board. The Standard deals with recognition of revenues from the following three types of transactions: sale of goods, provision of services and use by others of the Company's assets, which generate interest, royalties and dividends, and provides the required accounting treatment (rules for recognition, measurement, presentation and disclosure) regarding these three transaction types.

                  The first-time application of the Standard had no material impact on the Company's financial position and its results of operations.

                                               Makhtesian - Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2006 (Unaudited)
--------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

         C.       Financial statements in US dollars

         The Company and its Israeli subsidiaries maintain their current accounting records in nominal shekels and dollars using a multi-currency system. Since most of the Group's revenues are received in dollar and the principal raw materials and fixed assets are purchased in dollar. The dollar is the principal currency of the economic environment in which the Group operates ("the functional currency"). Accordingly, the dollar is the measurement and reporting currency in these financial statements. It should not be construed that the translated amounts actually represent or can be converted into dollars, unless otherwise indicated in these statements.



Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

         Changes in the representative exchange rates of the U.S. dollar and the Consumer Price Index (CPI) are as follows:

                                                               Representative     Representative     Representative
                                                             exchange rate of   exchange rate of   exchange rate of
                                                                    the U.S.$          the U.S.$          the U.S.$
                                                                       to the             to the             to the
                                                        CPI               NIS               Euro     Brazilian Real
                                               ---------------------------------------------------------------------
         During the three-month period
          ended March 31, 2006                        0.58%             1.35%             (2.51%)             (5.8%)
         During the three-month period
          ended March 31, 2005                       (0.60%)            1.23%              5.32%              0.53%
         During the year ended
          December 31, 2005                           2.39%             6.85%             15.29%             (11.8%)



Note 2 - Segment Information

         A.       Geographical segments according to location of assets

                                       Israel        Latin America         Europe            Adjustments        Consolidated
                                  --------------------------------------------------------------------------------------------
                                     (Unaudited)      (Unaudited)        (Unaudited)         (Unaudited)         (Unaudited)
                                  --------------------------------------------------------------------------------------------
                                    US$ thousands    US$ thousands      US$ thousands       US$ thousands       US$ thousands
                                  --------------------------------------------------------------------------------------------
         For the three
          months ended
          March 31, 2006
         Segment revenues                 341,397           67,551            117,111             (32,193)            439,866
         Segment results**                 59,415              200             22,853              (1,794)             80,674

         For the three
          months ended
          March 31, 2005
         Segment revenues                 344,033           80,644            130,779             (38,482)            516,974
         Segment results***               *54,129           12,665             36,961              (1,140)           *102,615


                                               Makhtesian - Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2006 (Unaudited)
--------------------------------------------------------------------------------

Note 2 - Segment Information (cont'd)

         A.       Geographical segments according to location of assets (cont'd)

                                      Israel         Latin America         Europe           Adjustments        Consolidated
                                   -----------------------------------------------------------------------------------------
                                     (Audited)         (Audited)          (Audited)          (Audited)          (Audited)
                                   -----------------------------------------------------------------------------------------
                                    US$ thousands    US$ thousands      US$ thousands      US$ thousands      US$ thousands
                                   -----------------------------------------------------------------------------------------
         For the year ended
         December 31, 2005
         Segment revenues               1,130,495          386,472            333,502           (109,752)         1,740,717
         Segment results***             * 195,173           49,600             67,403             (3,183)         * 308,993


         *     Restated - see Note 1B(4).

         ** Includes amortization of goodwill on the acquisition of products and amortization of other assets arising on the acquisition of subsidiaries.

         *** Includes amortization of goodwill on acquisition of products and amortization of goodwill and other assets arising on acquisition of subsidiaries.


         B.       Sales by geographic area

                                                                                                                    For the
                                                                              For the three months ended         year ended
                                                                       -----------------------------------------------------
                                                                              March 31          March 31        December 31
                                                                                  2006              2005               2005
                                                                       -----------------------------------------------------
                                                                           (Unaudited)       (Unaudited)          (Audited)
                                                                       -----------------------------------------------------
                                                                         US$ thousands     US$ thousands      US$ thousands
                                                                       -----------------------------------------------------
         Israel                                                                29,131             28,777            110,163
         Latin America                                                         83,141             77,623            422,777
         Europe                                                               229,878            269,124            700,912
         North America                                                        100,146             95,314            308,798
         Other                                                                 51,570             46,136            198,067
                                                                       -----------------------------------------------------
                                                                               493,866           516,974          1,740,717
                                                                       =====================================================

                                               Makhtesian - Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2006 (Unaudited)
--------------------------------------------------------------------------------

Note 3 - Additional Information

         (1) As part of the commitments of the Company and of its subsidiaries under agreements signed in September 2004, regarding a securitization transaction whereby trade receivables were sold to companies in the RaboBank International Group, the balance of the trade receivables sold for cash amounted, as at the balance sheet date, to $ 202.1 million (March 31, 2005 - $ 199.3 million, December 31, 2005 - $ 146.5 million).

                  The maximum expected volume of the financial means available to the acquiring companies for the purpose of purchasing the trade receivables of the consolidated subsidiaries, is about US$ 250 million, on a current basis, such that the amounts to be collected from customers whose debts were sold, will serve to purchase new trade receivables.

         (2) The Company and Milenia committed to indemnify financial institutions, upon the existence of certain conditions, in respect of credit received by Milenia's customers from those financial institutions and which was used for repayment of the debts of those customers to Milenia for sales made to them.

                  As at the balance sheet date, the amount of the liability to indemnify is $91 million December 31, 2005 - $76 million).

         (3) On March 8, 2005, the Company's Board of Directors decided to adopt a new options' plan for officers and employees of the Company and its subsidiaries. Pursuant to the plan, 14,900,000 option warrants exercisable into up to 14,900,000 ordinary shares of the Company of a par value of NIS 1 each were issued on March 14, 2005. Of these, 2,500,000 options were deposited with a trustee for future distributions.

                  On March 8, 2006, the Company's Board of Directors decided to issue the balance of the above-mentioned options to employees. The fair value of the capital instruments granted is about $
                  3.7 million.

                  Under the plan, the options were issued to the offerees in accordance with the provisions of Section 102 of the Income Tax Ordinance under the Capital Track.

         (4) During the period of the report, NIS 1,823 thousand par value debentures (Series A) were converted into 190 thousand of the Company's ordinary shares of NIS 1 par value. Furthermore, in the current period $ 13,000 thousand par value of the debentures that were allotted in March 2004 in a private placement to institutional investors (hereinafter - "the Debentures") were converted into 2,863 thousand shares of the Company of a par value of NIS 1. As a result of the conversion, as stated, the Company's shareholders' equity increased by about $ 13.4 million.

         (5) On March 8, 2006, the Company's Board of Directors decided to make a change regarding the dividend distribution policy, such that commencing with the fourth quarter of 2005, a dividend will be distributed at the rate of 50% of the net earnings for the period.

                  In March 2006, the Company's Board of Directors resolved to distribute a dividend, in the amount of $ 23.5 million, to be paid on May 31, 2006. Subsequent to the balance sheet date, in May 2006, the Company's Board of Directors resolved to distribute an interim dividend, in the amount of $ 28.8 million, to be paid on August 31, 2006. The amount of the dividend after deducting a dividend in respect of shares held by subsidiary is $ 28,508 thousand.

                                               Makhtesian - Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2006 (Unaudited)
--------------------------------------------------------------------------------

Note 3 - Additional Information (cont'd)

         (6) On November 14, 2005, the Company's Board of Directors decided to adopt a policy according to which the Company will act to buy back its own shares in the amount of $150 million.

                  The decision of the Board of Directors provides different parameters for acquisition of the shares as stated above including, among others, acquisition in response to supply without creation of demand, limitations on the scope of daily acquisitions, price criteria and execution of off-market transactions.

                  The shares acquired will become dormant shares as long as they are held by the Company.

                  As at the balance sheet date, the Company holds 20,025,557 of its own shares, constituting approximately 4.4% of its total issued and paid-up share capital in the amount of $107 million. As at May 8, 2006, the Company holds 22,073,886 shares.


Note 4 - Seasonality

         Sales of herbicide products are directly related to the agricultural seasons and the cyclical pattern of the growing seasons and, therefore, the Company's revenues are not spread evenly throughout the year. Countries located in the northern part of the globe are all characterized by the same timing of the agricultural seasons and, as a result, sales made by these countries are usually highest in February through April. On the other hand, in the southern part of the globe the seasonal trends are exactly the opposite and most of the local sales are concentrated in the months August through November, except for Australia where most of the sales are made in the months April through July. The Company's worldwide operations act to balance out the above-mentioned seasonal impacts, notwithstanding the fact that most of the Company's sales are made in the earth's northern section.